

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 9, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Gray G. Benoist
Chief Financial Officer
Belden Inc.
7701 Forsyth Boulevard, Suite 800
St. Louis, Missouri 63105

        RE: Form 10-K for the fiscal year ended December 31, 2007
                Form 10-Q for the period ended March 30, 2008
                Schedule 14A filed on April 16, 2008

                File No. 1-12561

Dear Mr. Benoist:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, Brigitte Lippmann, Senior Attorney at (202) 551-3713 regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

                Sincerely,

                Rufus Decker
                Accounting Branch Chief